SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 9)

                              MGM GRAND, INC.
                              (Name of Issuer)

                   Common Stock,$.01 par value per share
                       (Title of Class of Securities)

                                552953 10 1
                               (CUSIP Number)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                         150 Rodeo Drive, Suite 250
                      Beverly Hills, California 90212
                               (310) 271-0638
 (Name, Address and Telephone Number of PersonAuthorized to Receive Notices
                            and Communications)

                              August 19, 1998
          (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ( )

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             (Page 1 of 5 Pages)



       CUSIP No.  552953 10 1           13D            Page 2 of 5 Pages


 (1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kirk Kerkorian

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  ( )
                                              (b)  ( )

 (3)  SEC USE ONLY


 (4)  SOURCE OF FUNDS

      BK

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   ( )

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

                                    : (7)  SOLE VOTING POWER
                                    :      36,897,222 shares
                                    :
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      -0- shares
  PERSON WITH                       :
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      36,897,222 shares
                                    :
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      -0- shares

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      36,897,222 shares

 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                   ( )

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      70.9%

 (14) TYPE OF REPORTING PERSON
      IN



      CUSIP No.  552953 10 1           13D             Page 3 of 5 Pages


 (1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Tracinda Corporation

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  ( )
                                              (b)  ( )

 (3)  SEC USE ONLY


 (4)  SOURCE OF FUNDS

      BK

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   ( )

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada

                                    : (7)  SOLE VOTING POWER
                                    :      33,002,816 shares
                                    :
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      -0- shares
  PERSON WITH                       :
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      33,002,816 shares
                                    :
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      -0- shares

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      33,002,816 shares

 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                   ( )

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      63.4%

 (14) TYPE OF REPORTING PERSON
      CO



      CUSIP No.  552953 10 1           13D             Page 4 of 5 Pages


           This Amendment No.  9 amends and supplements the Statement on
 Schedule 13D (as previously amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of MGM Grand, Inc., a Delaware corporation (the "Company"), previously filed by Mr. Kerkorian and Tracinda Corporation, a Nevada corporation ("Tracinda"). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meaning set forth in the Schedule 13D.

 1. Item 3, "Source and Amount of Funds or Other Consideration"; Item 4, "Purpose of Transaction"; and Item 5, "Interest in Securities of the Issuer" of the Schedule 13D are hereby amended to add the following information:

 From August 13 through August 20, 1998, Tracinda purchased 657,400 shares of Common Stock pursuant to the following open market purchases:

                     Amount of
      Date of        Shares              Price
      Transaction    Purchased           per Share
      -----------    -----------         ---------
      8/13/98              600          $30.6250
      8/13/98            9,400           30.7500
      8/13/98           10,000           30.6250
      8/14/98          131,100           29.7500
      8/14/98           28,600           29.8125
      8/14/98            6,200           29.9375
      8/14/98           17,600           30.0000
      8/14/98           34,700           30.0625
      8/17/98            9,600           29.9375
      8/17/98           38,900           30.0000
      8/17/98            1,600           30.0625
      8/17/98           79,100           30.1250
      8/18/98           90,000           30.3750
      8/19/98          100,000           30.1250
      8/20/98           19,500           30.0000
      8/20/98            7,700           30.0625
      8/20/98           72,800           30.1250

 Tracinda acquired said shares for an aggregate purchase price of $19,764,537.50, exclusive of brokerage commissions, or an average price per share of $30.06. Such aggregate purchase price was funded by borrowings under a bank Credit Agreement, a copy of which has been previously filed as an exhibit to this Schedule 13D.

 As a result of said purchases, Kirk Kerkorian and Tracinda beneficially own an aggregate of 36,897,222 shares of Common Stock or approximately 70.9% of the outstanding shares, as to which they have sole voting and dispositive power.

 2. Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule 13D.



      CUSIP No.  552953 10 1           13D             Page 5 of 5 Pages


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  August 21, 1998


                               TRACINDA CORPORATION


                               By: /s/ ANTHONY L. MANDEKIC
                                   __________________________
                                   Anthony L. Mandekic
                                   Secretary/Treasurer